Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

Analyst Day Presentation March 31, 2022

2 This presentation (“Presentation”) and any oral statements made in connection with the Presentation do not constitute an offer to sell or solicitation to buy any securities, nor the solicitation of a proxy, consent, or authorization in connection with the proposed business combination between NuScale Power, LLC (the “Company”) and Spring Valley Acquisition Corp. (“Spring Valley”) and related transactions (the “Proposed Transaction”) in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which it is unlawful to make such offer or solicitation prior to the registration or qualification under the securities laws of any jurisdiction. Certain statements in this Presentation may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s or Spring Valley’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: plans for research and development programs; expectations regarding the time period over which the Company’s capital resources will be sufficient to fund its anticipated operations; and the expected effects of the Proposed Transaction on the Company and Spring Valley. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “ anticipate,” “believe,” “continue,” “ could,” “ estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable by Spring Valley and its management, and the Company and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Spring Valley’s registration statement on Form S-1 relating to its initial public offering, dated November 20, 2020 (“Form S-1”) and its registration statement on Form S-4 relating to the Proposed Transaction, dated March 14, 2022 (“Form S-4”) and its other filings with the SEC, including those risks and uncertainties included in the Form S-4 under the caption “Risk Factors” which relate to the Proposed Transaction, as well as factors associated with companies, such as the Company, that operate in the energy industry. Such differences may result both from actions within the control of the Company, such as capital investments, asset acquisitions, and marketing initiatives, and from actions outside the control of the Company, such as the demand for the Company’s products, changes in technology, competition and general economic and market conditions. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward- looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither the Company nor Spring Valley undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or in the events, conditions or circumstances on which any such statement is based. This Presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in the Company or Spring Valley. The information contained in this Presentation was prepared by the Company and/or obtained from outside sources. All information presented in this Presentation with respect to estimates and projections as to future operations are based on material prepared by the Company and involves significant elements of subjective judgment and analysis, which may, or may not, be correct. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy or completeness of the information contained within this Presentation. This Presentation does not, and if hereafter supplemented, will not, contain all of the information that may be required to evaluate any investment in the Company. The Company makes no representations or warranties, express or implied, as to the accuracy or completeness of the information contained in this Presentation and nothing herein is, or shall be relied upon as a representation or warranty with respect to past or future facts or results. This Presentation includes industry and market data, including forecasts and other forward-looking information, obtained from, among others, reports of governmental agencies, industry publications, studies and surveys, and internal company surveys. Such reports, industry publications, studies, surveys, and forecasts generally state that the data contained therein has been obtained from sources believed to be reliable, but that data may be incomplete or inaccurate. Such data has not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and neither Spring Valley nor the Company has independently verified the information. Important Notice

3 The Company uses certain financial measures that are not defined by generally accepted accounting principles in the United States (“GAAP”) to evaluate various aspects of its business, including EBITDA, Cash EBITDA and Cash Revenue (as defined herein). Non-GAAP financial measures are not measures of financial performance or liquidity in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should only be considered in addition to, not as superior to, or as a substitute for, GAAP measures. EBITDA–defined as earnings before interest, taxes, depreciation, and amortization–as well as Cash EBITDA and Cash Revenue have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of the Company’s results as reported in accordance with GAAP. EBITDA and Cash EBITDA should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business. Accordingly, EBITDA and Cash EBITDA should not be considered substitutes for net income (loss) or cash flows as indicators of operating performance and liquidity. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. These non-GAAP Financial measures are subject to inherent limitations as they reflect the exercise of judgments by management in determining these non-GAAP financial measures. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but the Company and Spring Valley will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. In connection with the Proposed Transaction, Spring Valley has filed the Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Spring Valley and other documents with the SEC. The information in this Presentation, and the information contained in the Form S-4, is not complete and may be changed. Any securities referenced in the Form S-4 may not be issued until the Form S-4 is declared effective by the Securities and Exchange Commission. After the Form S-4 is declared effective, Spring Valley will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to the shareholders of Spring Valley. INVESTORS AND SECURITY HOLDERS OF SPRING VALLEY AND THE COMPANY ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of Spring Valley as of a record date to be established for voting on the Proposed Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, when available, free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge upon written request to Spring Valley Acquisition Corp., 2100 McKinney Ave., Suite 1675, Dallas, TX 75201. Spring Valley and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the Proposed Transaction and related matters. Information regarding Spring Valley’s directors and executive officers is contained in the section of Spring Valley’s Form S-4 titled “Information About Spring Valley.” Additional information regarding the interests of those participants and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the Form S-4 and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. The Company and certain of its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies in favor of the approval of the Proposed Transaction and related matters. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction are included in Spring Valley’s Form S-4 for the Proposed Transaction. This Presentation is based upon work supported by the Department of Energy under Award Number DE-NE0008928. This Presentation was prepared as an account of work sponsored by an agency of the United States (U.S.) Government. Neither the U.S. Government nor any agency thereof, nor any of their employees, makes any warranty, express or implied, or assumes any legal liability or responsibility for the accuracy, completeness, or usefulness of any information, apparatus, product, or process disclosed, or represents that its use would not infringe privately owned rights. Reference herein to any specific commercial product, process, or service by trade name, trademark, manufacturer, or otherwise does not necessarily constitute or imply its endorsement, recommendation, or favoring by the U.S. Government or any agency thereof. The views and opinions of authors expressed herein do not necessarily state or reflect those of the U.S. Government or any agency thereof. Important Notice (Cont’d)

Today's Agenda

01	Introductions and History *John Hopkins, President and CEO*	8:00am – 8:15am
02	NuScale Technology *Jose Reyes, CTO and Co-Founder*	8:15am – 8:35am
03	Products, Services, & Customer Opportunities *Tom Mundy, CCO*	8:35am – 8:55am
04	Regulatory History *Tom Bergman, VP Regulatory Affairs*	8:55am – 9:15am
	Q&A	9:15am – 9:35am
	Break	*9:35am – 9:40am*
05	Supply Chain Development *Scott Bailey, VP Supply Chain*	9:40am – 9:55am
06	Commercialization *Karin Feldman, VP Program Management*	9:55am – 10:10am
07	Financial Profile *Chris Colbert, CFO*	10:10am – 10:30am
	Q&A	10:30am – 11:00am


NUSCALE

NUSCALE Power for all humankind
4

5 NuScale has developed a transformational small modular reactor ("SMR") that delivers scalable, safe and reliable carbon-free nuclear power essential to meeting global decarbonization targets

6 NuScale by the Numbers 1st And Only SMR to Receive NRC Standard Design Approval 15 Years R&D and Testing Founded in 2007 $1.3bn Cumulative Capital Invested to Date 485+ Employees with Unparalleled Nuclear Experience 37 PhDs 167 Master in Engineering / Science Degrees 8 Strategic Investors Supporting Global Customer Adoption Established Supply Chain Network with Continued DOE Support 634 Patents 425 Granted, 209 Pending Extensive Trade Secrets Existing Investors As of March 2022.

7 Began NRC Pre-Application Note: Logos represent first investment in NuScale. (1) Represents cumulative capital invested through December 31, 2021. Includes funding received from the DOE cost-sharing program. Excludes any capital raised as part of a de-spac transaction. Company History and Key Milestones 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Formation of NuScale Power, LLC Secured First Customer $226mm U.S. DOE SMR Award Recipient UAMPS Site Selection First-Ever SMR Design Certification Application (DCA) Submitted to NRC 2022 and Beyond 2022: Agreement to Initiate Work Towards Implementing NuScale SMRs in Poland 2022: Submit Standard Design Approval Application for Power Increase 250 MWth (77 MWe) 2025: NRC Approval of 77 MWe 6-module Configuration, Plant Design Ready for Construction and Module Fabrication 2027: Ability to Deploy Modules $1.4bn U.S. DOE cost share for UAMPS NRC Approval of Final Safety Evaluation Report NRC Standard Design Approval of 160 MWth (50 MWe), 12-module plant design NuScale Teaming Agreement with Romania Announced by U.S. White House $1.3bn Capital Invested(1) Grey shaded area represents actual capital spend by NuScale over time, including both from private investor capital raised and funds received from the DOE cost-sharing program

8 NuScale’s Visionary Management Team John Hopkins President & Chief Executive Officer Since 2012 Jose Reyes, Ph.D. Chief Technology Officer & Co-Founder Since 2007 UNITED STATES NUCLEAR REGULATORY COMMISSION Chris Colbert Chief Financial Officer Since 2011 Dale Atkinson Chief Operating Officer & Chief Nuclear Officer Since 2014 Tom Mundy Chief Commercial Officer Since 2012 Robert Temple General Counsel Since 2016 Proven nuclear, engineering and government experience Average 8 years tenure at NuScale and 39 years in the energy industry UNITED STATES NAVY UNITED STATES NAVY Clayton Scott Executive Vice President, Business Development Since 2022

NuScale Technology 02 - Jose Reyes, CTO and Co - F o u n d e r

10 NuScale’s Core Technology: the NuScale Power Module™ Reactor Core Reactor Pressure Vessel Steam Generators Pressurizer Containment 76 ft 15 ft Groundbreaking technology features a fully factory fabricated SMR referred to as a NuScale Power ModuleTM consisting of an integral nuclear steam supply system in which the reactor core, steam generators and pressurizer are all contained in a single vessel Simple design eliminates reactor coolant pumps, large bore piping and other systems and components found in conventional reactors Simplicity results in an extremely strong safety case and reduced capital and operational costs Modules can be incrementally added to match load growth NuScale Power ModuleTM Specifications Electrical Capacity 77 MWe Modules per Plant Up to 12 (924 MWe) Design Life 60 Years Fuel Supply Existing light water reactor nuclear fuel Safety Walk-away safe, unlimited coping period Emergency Planning Zone (EPZ) Supports site boundary EPZ

11 IP Portfolio and Skilled Employee Base Key to NuScale’s Advantage Growing Robust IP Portfolio 425 Issued Patents Globally 209 Pending Patents Software Developed In-House and Approved by the NRC Highly Cyber Secure FPGA Based Module Protection Highly Educated Workforce 485+ Employees 167 Master in Engineering / Science Degrees 37 PhDs As of March 2022. 14% Of Engineers are Veterans (Primarily U.S. Navy)

12 Key Enabling Features Dependent on Patented Technology Passive Safety System Integral Steam Generator Natural Circulation System Evacuated Containment Design 4 3 NuScale Power ModuleTM 2 1 Scalable Reactor Building Design 5 Cyber-secure FPGA Based Module Protection Digital Multi-Module Control Room VOYGRTM Plant Control Room 6 7

Inherently Safe Design Sets New Industry Standards – Triple Crown of Nuclear Plant Safety™

Unlimited Coping Period for Reactors

Comparison of Reactor Coping Period Following an Extreme Station Blackout (loss of both AC and DC power)

Generation II Reactors:
4-8 Hours With Significant Operator Actions Required

Generation III & III+ Reactors:
Up To 72 Hours With No Operator Actions



UNLIMITED WITH NO OPERATOR ACTIONS OR EXTERNAL SUPPORT

Only SMR that Supports U.S. NRC Site Boundary Emergency Planning Zone (“EPZ”)

The smaller EPZ enables NuScale Plants to be sited in close proximity to end-users, which is of particular importance to **process heat off-takers and repowering retiring coal-fired generation facilities**



NuScale EPZ
(~40 acres)
Typical Large Scale Nuclear EPZ
(10 mile radius)

Williams Power Station (Coal, 650 MW), S. Carolina
Announced retirement date of 2028

Unparalleled Capability and Performance

Capable of “Black-Start” and Operation in “Island Mode”
A VOYGR™ plant can be started without the need for power from the grid and can operate disconnected from the grid – a first for a nuclear power plant

First Responder Power
A VOYGR™ plant can start-up without power from the grid and can inject power back into the system to support grid restoration

Deliver Highly Reliable Power
Under a microgrid connection, a VOYGR™-12 plant can provide over the 60-yr plant lifetime 154 MWe of power to mission critical installations at 99.95% reliability

Flexible Siting Options
A VOYGR™ plant can be sited at the “end of the line” with only a single grid connection, or off-grid

NUSCALE Power for all humankind
13

NuScale is Well Suited for a Range of Applications Critical to the Energy Transition

Enhancing the Power Grid

Grid Resiliency

- Adverse weather conditions do not impact operations for a VOYGR™ Plant
- A single module can be black-started and can power the entire plant in case of loss of the utility grid
- On loss of offsite grid, all modules in a VOYGR™ Plant can remain at power and be available to provide electricity upon grid restoration

Mission Critical Facilities

- A VOYGR™ Plant can provide highly reliable power to mission critical micro-grids (e.g., hospitals, data centers) with 99.95% availability over the 60-yr life
- Off-grid operations enables a plant to supply power without external grid connection

Energy Transition-Specific Opportunities

Coal Plant Replacement

- ~132 coal plants in the U.S., representing 140+ GW of capacity, are planned for retirement through 2050
- Opportunity to preserve 41,500 power plant jobs by repurposing this lost coal capacity with over 150 VOYGR™ plants (12 NPM), and create or preserve nearly 37,000 manufacturing jobs per year

Carbon Capture & Sequestration (CCS)

- NPMs can power energy-intensive CCS facilities with 100% clean power
- Many global decarbonization pathways anticipate significant CCS deployment
- Direct air capture

Support for Wind and Solar Development

- NuScale's load-following capabilities well-suited to both solar and wind's intermittency
- Provides critical ancillary services to support electric grid stability

Hydrogen Production

- NuScale NPMs can produce cost effective, green hydrogen at scale
- Hydrogen production by conventional renewables faces challenges of scale and cost

NUSCALE Power for all humankind

14

Nuclear SMR Only Viable Zero-Emission Baseload Technology

	Traditional Baseload	Renewables	NUSCALE	
Baseload Capable	✓	✗	✓	Dispatchable and load-following capable
Zero-Emission / Clean	✗	✓	✓	100% carbon-free; ¼ the greenhouse-gas emissions over lifecycle vs solar
Cost-Effective	✓	✓	✓	Competitive LCOE in U.S. and globally
Material Efficiency	✓	✗	✓	Relative to wind and solar, NuScale's SMR use, per MWh: >90% fewer **materials** >99% less **land**
Land Use Efficiency	✓	✗	✓	
Supportive of Critical Applications	✓	✗	✓	**Mission-critical** applications (e.g., hospitals, data centers) **Industrial** applications requiring on-site and cost-efficient power

Much of the 16,000+ GW of new capacity must come from clean baseload generation of which nuclear is the **only viable option**

NUSCALE Power for all humankind

15

16 Competitive Landscape: Key Differentiators Selected Differentiators Small Modular Reactor Competitors Other Light Water Reactors Non-Light Water Reactors(1) Underlying Technology Track Record Light water reactor (LWR) 50+ years history Same as NuScale Relatively limited Fuel Supply Infrastructure Exists (50+ years history) Same as NuScale Does not exist today; under development Manufacturing Infrastructure Multiple suppliers for all critical components Same as NuScale Largely in place Design Approval by NRC Standard Design Approval received from NRC (42 months after application submission) None (applications not yet submitted) None (applications not yet submitted) Coping Period Unlimited Varies; goals of between 7 days and unlimited Goal of unlimited Unparalleled Capabilities Innovations including: black start, island mode, off-grid operation To be determined To be determined (1) For example; high temperature gas cooled, molten salt and fast reactor technologies.

Products and Services 03 – Tom Mundy, CCO

18 NuScale has a Diversified, Low Capex Model with Significant Competitive Moat NuScale VOYGRTM Power Plants Services Sale of NuScale Power ModulesTM Provision of a diversified suite of services including licensing support, testing, training, fuel supply, program management, etc. Revenue Source Sale of Standard Plant Designs and Licensing Basis Competitive Advantage Positioned well for capture having developed and controlled the design and licensing basis of the core NPM technology, depth of talent pool, and first-to-market advantage IP: 634 patents (granted and pending) First to market in a massive untapped global market With over $1.3bn invested to date, NuScale has passed, unlike the competition, the high barriers to entry Cash Revenue Timing Years 3-9 (i.e., COD -6 to COD) Full 60+ years life of plant: pre-COD and post-COD services

19 NuScale VOYGRTM Power Plants NuScale sells its NuScale Power ModulesTM (77 MWe each) as well as its standard plant designs and licensing basis to utility and industrial customers globally Three Power Plant Size Offerings To Meet Customer Power Needs, Infrastructure/Grid Limitations, and Economics: • VOYGRTM-12 (12 NPM, 924 MWe) • VOYGRTM-6 (6 NPM, 462 MWe) • VOYGRTM-4 (4 NPM, 308 MWe) • Other customized NPM configurations to fit customer needs including wet and dry cooling options NuScale owns patents and intellectual property Near-zero capex NuScale holds no inventory

NuScale Offers Critical Services Over the Life Cycle of the Plant





Select NuScale Services
= Revenue timing
T-8
T-7
T-6
T-5
T-4
T-3
T-2
T-1
COD
T+1
T+2
T+3
T+4
T+5
Licensing & Support
Startup & Testing
Initial Training
Nuclear Equipment Inspection & Testing
Fuel Supply, Handling & Refueling Services
O&M Engineering Program Mgmt.
Requal Training Services
Design Engineering Mgmt.
Procurement & Spare Parts Mgmt.

- Recurring and diversified
- High penetration rates
- Revenue opportunity begins ~8 years pre-COD and extends over the 60+ year life of the plant



NUSCALE
Power for all humankind

20

Customer Opportunities 04 – Tom Mundy, CCO

22 Solar Wind Storage Other SMR 0 20 40 60 80 100 120 RE + Storage + NuScale SMRs Capacity (GW) Customer View on Economics Total system cost in customer Integrated Resource Plan is the applicable benchmark (1) Source: NREL, U.S. Solar Photovoltaic System and Energy Storage Cost Benchmarks: Q1 2021 (November 2021). (2) Chart and table data based on Energy + Environmental Economics’ Pacific Northwest Zero-Emitting Resources Study (January 2020) and Least Cost Carbon Reduction Policies in PJM (October 2020). (3) Columbia Generating Station (CGS) is a commercial nuclear generating facility located in Washington state. Technology specific LCOEs ignore customer requirements for 24/7 availability, resiliency, reliability and cost certainty VOYGRTM plants deliver all four and contribute to an affordable, carbon-free portfolio Reliable, affordable, 24/7 availability are a key component of a 100% decarbonized electricity supply $58 $41 $77 CFPP VOYGR -6 Price Target 100 MW Utility Scale PV 100 MW Utility Scale PV + 240 MWh Storage LCOE Comparison of NuScale CFPP Price Target compared to NREL PV(1) ($/MWh) Regional Case Study by Energy+ Environmental Economics: Resource Mix for 100% GHG Emissions Reduction in Pacific Northwest by 2050(2) Adding Avoids + 1.2 GW CGS(3) - 9.5 GW Storage + 5.3 GW SMRs -44.8 GW Wind - 37 GW Solar + 6.5 GW Firm - 91 GW Non-firm CGS + NuScale SMRs reduce system costs by almost $8bn per year relative to RE + Storage TM Avoided

23 Potential customers include governments, political subdivisions, state-owned enterprises, public and investor- owned utilities, and other commercial and industrial companies, in domestic and international markets Robust and Diversified Global Customer Pipeline Class 2 (8) Committed to Proceed with a New Nuclear Deployment with Preference for NuScale Technology Class 3 (13) Committed to Proceed with a New Nuclear Deployment (e.g. SMR / Advanced Nuclear Technology) Class 4 (25) Interest in Deploying New Nuclear Technology; Size and Type of Technology Not Decided Class 5 (72) Lead Current Pipeline (119 Total Customer Opportunities) Class 1 (1) Commercial Commitment Massive Global Opportunity Select Publicly Announced MOUs (among 20 total) Coal to Nuclear Utilities Industrial Hydrogen Production Direct Air Capture Desalinization Mission Critical

NuScale Customer Poised to Deploy NPMs in 2029

Utah Associated Municipal Power Systems (“UAMPS”) will be among the first commercial deployments of NPMs

UAMPS Overview

- First commercial deployment will be a VOYGR™-6 power plant at the Idaho National Laboratory (“INL”) for the UAMPS Carbon Free Power Project (“CFPP”)
- UAMPS provides energy services to community-owned power systems throughout the Intermountain West
- 27 of UAMPS’s 54 members, representing 7 states, are currently CFPP participants as of November 2021
- The CFPP will provide safe, reliable, and cost competitive clean energy to UAMPS members at a target LCOE of $58/MWh
- In 2020, the DOE awarded a ~$1.4 bn cost share grant over ten years to UAMPS to build the CFPP


NUSCALE
WA
MT
OR
ID
WY
NV
UT
UAMPS
CA
AZ
NM
CFPP PARTICIPANTS
POTENTIAL CFPP PARTICIPANTS

UAMPS Carbon Free Power Project Timeline

- 2013 – NuScale begins work with UAMPS
- 2015 – UAMPS formally launched the CFPP
- 2016 – DOE Site Use Permit and initial site selection
- 2019 – Final INL site selected
- 2020 – DOE Cost Share, Site characterization activities began
- 2022 – Order NPM long-lead materials
- 2024 – Combined Operating License Submittal
- 2025 – Begin site mobilization and preparation
- 2026 – Begin construction
- 2029 – First NuScale Power Module™ installed
- 2030 – Remaining modules installed for full plant operation

NUSCALE Power for all humankind

24

NuScale and Nuclearelectrica Partnership

In partnership with NuScale, Romania has the potential to be the first deployment of SMRs in Europe

"

The **United States and Romania** will announce today plans to build a **"first-of-a-kind" small modular reactor (SMR) plant in Romania in partnership with U.S. NuScale Power,** bringing the latest civil nuclear technology to a critical part of Europe.

The partnership will bring SMR technology to Romania, **positioning U.S. technology to lead in the global race for SMR deployment.**

The commercial agreement will include a six-module NuScale plant, initially creating over 3,700 U.S. and Romanian jobs, including possible union jobs, with the potential to create **30,000 U.S. and Romanian jobs** as the project grows.

Deployment of SMR technology will be an important contributor to a decarbonized power sector and net zero future."

THE WHITE HOUSE
WASHINGTON

November 2, 2021

NUCLEARELECTRICA



In 2019, NuScale and Nuclearelectrica signed a memorandum of understanding (MOU) to evaluate the development, licensing and construction of a NuScale SMR in Romania

On November 4, 2021, NuScale and SN Nuclearelectrica (SNN) signed a teaming agreement to advance the deployment of NuScale's SMR technology in Romania as early as 2027-2028

Nuclearelectrica is a national Romanian energy company that produces electricity, heat and nuclear fuel

- Contributes over 18% of Romania's total energy in the form of nuclear power and 33% of Romania's total carbon-free energy

The commercial agreement will include a VOYGR^{TM}-6 plant

NUSCALE
Power for all humankind

25

26 NuScale announces a historic agreement with KGHM to initiate the deployment of the first SMR in Poland NuScale and KGHM Partnership February 14, 2022 KGHM is proud to lead the initiation of a 100% carbon free energy project, delivering on its commitment to lead efforts to decarbonize. The SMR technology will increase the company's cost efficiency and transform the Polish energy sector” - Marcin Chludziński, President of the Management Board of KGHM Polska Miedź S.A We are always thrilled when we see U.S. companies furthering our country's energy leadership by advancing our innovative technologies for global applications" - Andrew Griffith, U.S. DOE Deputy Assistant Secretary for Nuclear Fuel Cycle and Supply Chain Under the agreement, NuScale will work with KGHM to support the deployment of the first NuScale VOYGR™ power plant in Poland as early as 2029, which will help Poland avoid up to 8M tons of CO2 emissions per year KGHM is a Poland-based leader in copper and silver production and a large industrial energy user The agreement will position KGHM as a clean energy implementation leader with the first deployment of SMRs in Poland NuScale and KGHM signed a landmark agreement in February 2022 to initiate work towards implementing SMRs in Poland

27 Our Strategic Partners NuScale Partner Key Roles Fluor Corporation (NYSE: FLR) Majority investor in NuScale, collaborator on plant design, and provider of engineering, project management, procurement, and construction services U.S. Department of Energy Supporter and provider of four NuScale cost-share awards totaling more than $656M Doosan Corporation Provider of engineering services and NPM equipment supply Sargent & Lundy Provider of engineering services Sarens Provider of certain planning, and field scope related to logistics, assembly, and installation of NPMs JGC Holdings Corporation Provider of engineering, procurement, construction and commissioning services IHI Corporation Provider of complex heavy equipment and modularization services GS Energy Supporter of the development of NuScale plants and developer of future regional NuScale power plant service delivery opportunities Samsung C&T Provider of engineering, procurement and construction services

Regulatory History 05 – Tom Bergman, VP Regulatory Affairs

29 First SMR to Undergo Licensing in the U.S. DCA Statistics • 12,000+ pages • 14 topical reports • >2 million labor hours • >800 people • >50 supplier/partners • Over $500M invested to-date on licensing NuScale Power Makes History as the First Ever Small Modular Reactor to Receive U.S. Nuclear Regulatory Commission Design Approval Design Certification Application (DCA) for VOYGRTM-12 (50 MWe-per-NPM design) completed in December 2016 Docketed and review commenced by U.S. Nuclear Regulatory Commission (NRC) in March 2017 NuScale received Standard Design Approval (SDA) in September 2020 NuScale to receive final Design Certification in August 2022

30 US Licensing – First Deployment Roadmap 2022 NRC Approval of NuScale EPZ Size Method Complete SDAA for VOYGRTM-6 (77 MWe-per-NPM design) 2023 2024 Complete CFPP COLA NRC Issues SDA 2025 NRC Review of CFPP COLA 2026 NRC Issues CFPP COL NRC Review of SDAA

31 Regulatory Strategy and International Deployment International Deployment Engaged with UK Office of Nuclear Regulation during its 2018 – 2019 SMR regulatory workshops Leverage NRC approval of design through bilateral agreements with other regulators Canada Romania Promote standardization of design through licensing to reduce deployment cost and schedule Support industry harmonization initiatives to streamline regulatory approval • World Nuclear Association – CORDEL • International Atomic Energy Agency guidance development Regulatory Strategy Produce high quality regulatory applications to expedite review and approval Establish strong working relationships with regulators through demonstrated understanding of design, regulatory requirements, and relation to safety Triple-Crown of Safety Preserve design and maintain standardization United Kingdom Poland

Q&A Session #1 2 0 M i n u t e s

Break 5 M i n u t e s

Supply Chain Development 06 – Scott Bailey, VP Supply Chain

35 NuScale Manufacturing and Supply Chain – Key Tenets Few first-of-a-kind components Flexible approach to scale production quickly • Supply chain development • Global supply chain Protection of intellectual property Manufacturer agnostic – build to print Proven manufacturing partners Asset-light model • Manufacturing integrator • No fabrication facilities Robust oversight and monitoring of suppliers

36 Established Supply Chain Ecosystem NuScale Power ModulesTM Fuel Assemblies(1) Control Systems Reactor Building Crane Module Protection System Sensors and Instrumentation (1) Fuel assembly image provided by Framatome Inc. and used by permission.

37 NPM Manufacturing Readiness F6NM Material Forging F6NM Material Forging Cladding Distortion SG Tube Bending Completed Design for Manufacturing Manufacturing Trials Manufacturer feedback to optimize design and lower costs Manufacturing plan development Preliminary drawings Performed by Doosan and BWXT (performing same scope) Reduce risk and increase cost certainty for first-of-a-kind deployment Cladding distortion (2 sided) of reactor pressure vessel Steam generator tube bending F6NM material (martensitic stainless steel) use for containment vessel Spent $7.8M proving manufacturing readiness so far

38 Quality Assurance & ASME Manufacturing Program & PLM Supplier Readiness Manufacturing Trials PLM Software Established Quality Assurance Program Product Lifecycle Management System for integration of design, manufacturing, testing, and turnover to a customer Full scale manufacturing trials in progress Manufacturing Program established American Society of Mechanical Engineers “N” Stamp issued Major component supplier investments NuScale is scheduled to order production materials in 2022 NuScale is Production-Ready

39 VOYGRTM Plant Supply Chain Division of Responsibility VOYGRTM Plant NuScale Scope-of-Supply EPC Scope-of-Supply NuScale Power ModulesTM Site Construction Fuel Balance-of-Plant (“BOP”) Mechanical Equipment Mechanical Handling BOP Electrical and Control Equipment I&C Buildings and Structural Materials Refinement of DOR over five years as design has matured using “Best Athlete” approach

Commercialization 07 – Karin Feldman, VP Program Management

41 Progress to Date Completed 15 years of technology development, including 7+ years of DOE-cost shared effort, resulting in regulatory approvals and completion of critical testing programs for design validation Successfully matured critical technologies and FOAK design elements to achieve an average technology readiness level of 8 for all plant systems, with 93% at TRL 6 or higher (ready for construction) Obtained design approval from the US NRC for our technology, received NRC approval of our codes and methods to assess plant safety and our control room staffing approach Completed manufacturing demonstrations and supply chain development activities to build confidence in equipment costs and production timelines for key components such as large forgings and steam generators Demonstrated the flexibility and scalability of our design through increased power outputs and multiple plant configurations

Commercialization Readiness

NuScale Commercial Readiness

Licensing

NRC Standard Design Approval for VOYGR™-6 configuration

Approved NRC topical reports for unique NuScale methods and capabilities

Design Finalization

All technologies at TRL 6 or greater. FOAK system performance demonstrated via testing and analysis

Design complete. Ready to license and place orders for the NuScale scope of supply:

- NuScale Power Modules™
- Safety I&C
- Refueling and Remote Handling
- Fuel

Start-Up and Operations

Completion of operational training programs and control room simulator

Standard startup & commissioning procedures and planning complete

Standard operational programs developed including chemistry, security and emergency preparedness

Plant Design

A standard plant design for the nuclear island and balance of plant that is ready to hand-off to a client project for site-specific engineering

Early incorporation of constructability and EPC supply chain feedback to provide cost and schedule confidence

Demonstration of the SPD to client project transition for the first client

Supply Chain Readiness

Manufacturing risks mitigated to provide cost and schedule confidence, including completion of selected manufacturing demonstrations and preparation activities

Supply agreements in place for critical components

NUSCALE Power for all humankind
42

Financial Profile 08 – Chris Colbert, CFO

44 $ in millions Financial Summary “Cash Revenue”(1) Free Cash Flow(3) NPM COD Forecast “Cash EBITDA”(2) (1) “Cash Revenue” reflects GAAP revenue plus (or minus) any increases (or decreases) in deferred revenue during the year. (2) “Cash EBITDA” reflects net income before interest, tax, depreciation and amortization, plus (or minus) any increases (or decreases) in deferred revenue and any decreases (or increases) in work in progress during the year. Work in progress represents the raw materials, labor, and overhead allocated to partially completed NuScale Power ModulesTM. (3) “Free Cash Flow” reflects cash flow from operations, minus capital expenditures during the year. 16 19 35 63 85 90 92 94 96 98 100 2029E 2030E 2031E 2032E 2033E 2034E 2035E 2036E 2037E 2038E 2039E $16 $145 $672 $1,058 $1,896 $3,641 $6,480 $10,008 $13,119 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E ($155) ($36) $116 $191 $434 $896 $1,610 $2,457 $3,171 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E ($158) ($42) $93 $127 $304 $640 $1,173 $1,809 $2,340 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E

45 Energy Transition Nuclear Operational Benchmarking Revenue CAGR (1) Source: FactSet as of March 14, 2022, public filings. (1) NuScale financials represent Cash metrics. Nuclear EBITDA Margin (1) Energy Transition 2021E – 2024E 2021E – 2024E 2025E 2022E 2024E – 2026E 2026E Median: 34% Median: 4% Median: 19% Median: 18% 68% 38% 24% 31% 48% 60% 26% 4% 7% (3%) 23% NM 17% 28% 16% 19% 19% 20% 15% 18%

46 $ in millions Transaction Overview Sources Pro Forma Ownership (%) at Closing(3) Uses Pro Forma Capitalization Note: Assumes no redemptions from Spring Valley Acquisition Corp.; assumes new shares issued at a price of $10.00. (1) Comprised of 187.5mm shares owned by existing NuScale shareholders, 23.0mm SVAC shares outstanding, 22.3mm PIPE shares and 4.0mm SPAC Sponsor Shares. (2) Comprised of cash to balance sheet and existing net cash as of 12/31/21. (3) Excludes the impact of (i) 11.5mm public warrants and 8.9mm sponsor warrants struck at $11.50, which are not subject to vesting, (ii) 1.75mm additional Sponsor Shares which are subject to vesting as follows: half of the shares will be subject to vesting based on a $12 price target and half of the shares will be subject to vesting based on a $14 price target and (iii) EIP will dilute all owners proportionately. SVAC IPO Shares 9.7% Sponsor Shares 1.7% Existing NuScale Shareholders 79.2% PIPE Shares 9.4% Pro-Forma Shares Outstanding(1) 236.8 Post-Money Equity Value $2,368 (-) Net Cash(2) (473) Pro-Forma Implied Enterprise Value (Post-Money) $1,895 SVAC Equity $232 NuScale Equity Rollover 1,875 PIPE Financing 221 Total Sources $2,328 NuScale Equity Rollover $1,875 Cash to Balance Sheet 410 Estimated Transaction Fees 43 Total Uses $2,328

Q&A Session #2 3 0 M i n u t e s

Thank You

*******

No Offer or Solicitation

This presentation does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This presentation may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com